KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

August 14, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted on July 17, 2020 CIK No. 0001812641

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on July 17, 2020 (the “DOS”), as set forth in your letter dated July 31, 2020 addressed to Mr. Charles Follini, the President of the Company (the “Comment Letter”).  The Company is concurrently submitting for confidential review Amendment No. 2 to the DOS (the “Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the DOS, and page references in the response refer to Amendment No. 2.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Amendment No. 1 to Draft Offering Statement on Form 1-A

General

1.	We note your response to comment 1. Please note that we continue to evaluate your response. We may have further comment.

RESPONSE: The Company acknowledges the comment.

August 14, 2020 Page 2

2.	We note your response to comment 17. Your cover page continues to indicate that LEX Markets will pay the offering expenses associated with your offering. Please revise or advise. In addition, please explain to us in further detail how LEX Markets will provide a “comprehensive solution for satisfying the Company’s ongoing disclosure obligations under Regulation A.” Finally, please provide additional details regarding the agreement that LEX Markets and OpCo will enter into, which is referenced on page 5, and the “additional information” that will be provided to investors. In this respect, please note that all material information that investors would need to make an investment decision must be included in the offering circular at the time of its qualification.

RESPONSE: In response to the Staff’s comment, the Company has revised the language on the cover page to delete the reference to LEX Markets. The Company has also revised the language on page 5 to reflect the fact that the additional information is being provided solely to ensure the Company’s continued compliance with its reporting obligations under Regulation A. Finally, the Company has revised the language on page 27 to provide the requested disclosure.

Conflicts of Interest, page 28

3.	We note our response to comment 8. Please expand your conflicts of interest disclosure to address the risks associated with Mr. Follini’s interests in you and your manager and his ability to make decisions that may benefit your manager for himself.

RESPONSE: In response to the Staff’s comment, the Company has revised the language on page 35 to provide the requested disclosure.

LEX Markets Trading Platform, page 36

4.	We note your detailed disclosure regarding LEX Markets and, in particular, your discussion of the requirements for a “property” to be listed on LEX Markets. It is unclear to us the relevance of such information to your offering. In this respect, we note that you are offering LLC membership units. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has revised the language on page 35 to make clear that the referenced disclosure related to the Company’s eligibility for participation on the LEX Markets Platform.

Exhibits

5.	We note that you have removed your references to specific exhibits in your exhibits index. Pleas ensure that you provide all of the exhibits required by Item 17. Please confirm that you will file these exhibits and the exhibits requested by comments 4,6 13, and 14.

RESPONSE: The Company acknowledges the comment and advises the Staff that all exhibits required by Item 17 of Form 1-A will be submitted concurrently with the Company’s initial public filing of its offering statement.

August 14, 2020 Page 3

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini

Gateway Garage Partners LLC